FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

          (X) Annual report pursuant to Section 15(d) of the Securities
                              Exchange Act of 1934

                        Commission file number 000-18645

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Trimble Navigation Savings and Retirement Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Trimble Navigation Limited
                               645 N. Mary Avenue
                              Post Office Box 3642
                            Sunnyvale, CA 94088-3642

                                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                    TRIMBLE NAVIGATION
                                                    SAVINGS AND RETIREMENT PLAN


Date:  May 13, 1998                                 By  /s/Charles R. Trimble
                                                        ----------------------
                                                           Charles R. Trimble

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                            Financial Statements and
                        Form 5500 Supplemental Schedule G

                     Years ended December 31, 1997 and 1996



                                Table of Contents

Independent Accountants' Report ..............................................4

Consent of Independent Accountants............................................6

Financial Statements:

Statements of Net Assets Available for Plan Benefits, with Fund Information...7 Statement of Changes in Net Assets Available for Plan Benefits
   For the Year Ended December 31, 1997.......................................8
Statement of Changes in Net Assets Available for Plan Benefits
   For the Year Ended December 31, 1996......................................10
Notes to Financial Statements................................................12

Form 5500 Supplemental Schedule G as of and for the year ended
   December 31, 1997.........................................................17

27a,   Part I    -   Schedule of Assets Held for Investment Purposes
27d,   Part V   -    Schedule of Reportable Transactions

Consent of Independent Accountants...........................................20

To the Participants and Plan
Administrator of the Trimble Navigation
Savings and Retirement Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

     We have audited the financial statements and supplemental schedules of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 1997 and 1996, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G - Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental information and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                           /s/ MOHLER, NIXON & WILLIAMS
                                               Accountancy Corporation

Campbell, California
May 13, 1998

                                        CONSENT OF INDEPENDENT ACCOUNTANTS



     We consent to the use of our name on our report, dated May 13, 1998, with respect to the financial statements and schedules of the Trimble Navigation Savings and Retirement Plan for the years ended December 31, 1997 and 1996, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.




                                              /s/ MOHLER, NIXON & WILLIAMS
                                                  Accountancy Corporation

Campbell, California
May 13, 1998

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                          December 31,
                                                ------------------------------

                                                     1997             1996
                                                -------------    -------------


Investments, at fair value                       $38,080,765      $28,346,151
                                                -------------    -------------
        Assets held for investment purposes       38,080,765       28,346,151

Employer's contribution receivable                     2,040           72,109
Participants' contributions receivable               118,024          248,297
                                                -------------    -------------
        Total receivables                            120,064          320,406
                                                -------------    -------------
        Net assets available for plan benefits   $38,200,829      $28,666,557
                                                =============    =============





                     See independent accountants' report and
                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      For the year ended December 31, 1997


                          Net assets available                 Participants       Withdrawals    Dividends
                          for plan benefits     Employer's     contributions/        and            and
                          December 31, 1996    contribution      rollovers       distribution    interest        Subtotal
                          ------------------  --------------  ---------------    -------------  -----------  ----------------

Trimble Stock Fund             $2,285,583         $111,608          $494,720       ($123,614)                     $2,768,297

CIGNA Fixed Fund                8,601,100          334,498         1,378,868      (1,033,667)                     $9,280,799

CIGNA Lifetime 20 Fund             29,219           11,446            42,801          (1,903)                        $81,563

CIGNA Lifetime 30 Fund             72,667            7,500            76,766          (5,863)                       $151,070

CIGNA Lifetime 40 Fund             85,756            9,780            72,561          (5,689)                       $162,408

CIGNA Lifetime 50 Fund            135,626            3,812            18,635         (16,876)                       $141,197

CIGNA Lifetime 60 Fund            122,022            3,285            16,756            (466)                       $141,597

Fidelity Equity Income II Fund    943,799           53,065           300,094         (99,866)                     $1,197,092

Fidelity Contrafund Fund        6,460,248          146,420           764,446        (651,111)                     $6,720,003

Fidelity Magellan Fund            937,483           24,728           151,704         (37,121)                     $1,076,794

AIM Aggressive Fund             5,929,431          197,966         1,164,022        (603,235)     $258,785        $6,946,969

Warburg Pincus
   Emerging Growth Fund           263,172           25,054           187,410         (13,253)                       $462,383

Twentieth Century Ultra Fund    1,152,099           58,136           367,178         (96,398)                     $1,481,015

Contributions Receivable          320,406          (70,069)         (130,273)                                       $120,064

Participant Loans               1,327,946                                            (80,534)       104,261       $1,351,673

                          ---------------        ----------      -----------    ------------     ----------     ------------
Totals                        $28,666,557          $917,229       $4,905,688     ($2,769,596)      $363,046      $32,082,924
                          ===============        ==========      ===========    ============     ==========     ============




                                 See independent accountants' report and
                               accompanying notes to financial statements.


                                                                               TRIMBLE NAVIGATION
                                                                           SAVINGS AND RETIREMENT PLAN

                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                                      For the year ended December 31, 1997


                                            Net appreciation                                                      Net appreciation
                                             (depreciation)                Expenses              Increase      Net assets available
                                             fair value of    Net loan       and     Transfers  (decrease)     for plan benefits at
                                Subtotal      investments    activities  adjustments  in (out)  in net assets    December 31, 1997
                              -------------  -------------   ----------  ----------  ---------- -------------   --------------------

Trimble Stock Fund               $2,768,297    $2,661,106      $22,963      ($663)   $163,277    $3,329,397           $5,614,980

CIGNA Fixed Fund                 $9,280,799       475,661      (28,298)    10,896    (279,116)      858,842            9,459,942

CIGNA Lifetime 20 Fund              $81,563         7,607          263        (59)     79,902       140,057              169,276

CIGNA Lifetime 30 Fund             $151,070        20,269         (399)       (82)     27,000       125,191              197,858

CIGNA Lifetime 40 Fund             $162,408        20,446        4,517        (22)     41,510       143,103              228,859

CIGNA Lifetime 50 Fund             $141,197        25,468        4,770        (37)     13,824        49,596              185,222

CIGNA Lifetime 60 Fund             $141,597        14,049          817               (138,198)     (103,757)              18,265

Fidelity Equity Income II Fund   $1,197,092       310,748        5,299       (226)    270,413       839,527            1,783,326

Fidelity Contrafund Fund         $6,720,003     1,501,617          911     (1,024)    (39,174)    1,722,085            8,182,333

Fidelity Magellan Fund           $1,076,794       274,221      (16,735)      (171)    164,508       561,134            1,498,617

AIM Aggressive Fund              $6,946,969       438,487       19,368       (907)   (376,108)    1,098,378            7,027,809

Warburg Pincus
   Emerging Growth Fund            $462,383        79,617      (2,866)       (195)     42,487       318,254             581,426

Twentieth Century Ultra Fund     $1,481,015       281,223       8,176        (124)     29,675      (200,342)            120,064

Contributions Receivable           $120,064                                                           4,941           1,332,887

Participant Loans                $1,351,673                   (18,786)

                              -------------    -----------   ---------    ---------  ---------    -----------       -------------
Totals                          $32,082,924     $6,110,519        $ -      $7,386       $ -       $9,534,272         $38,200,829
                              =============    ===========   =========    =========  =========    ===========       =============




                     See independent accountants' report and
                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      For the year ended December 31, 1996


                            Net assets available                    Participant     Withdrawals     Dividends
                              for plan benefit      Employer's     contributions/      and            and
                             December 31, 1996     contribution      rollovers      distribution    interest        Subtotal
                            -------------------  ----------------- --------------   ------------   -----------     -----------

Cash                                $122,452                                                                        $122,452

GIC Fund                           7,590,325                                                         $29,872       7,620,197

Janus Fund                         3,622,595                                                                       3,622,595

Twentieth Century Growth Fund        802,453                                                                         802,453

Aim Aggressive Fund                3,888,043                                                                       3,888,043

Linder Dividend Fund                 354,086                                                                         354,086

Fidelity Bond Fund                   799,111                                                           8,559         807,670

Berger 100 Fund                      700,446                                                                         700,446

Schaeffer Value Fund               1,171,880                                                                       1,171,880

Trimble Stock Fund                 2,939,887        $99,206           $505,292       ($148,060)                    3,396,325

CIGNA Fixed Fund                           -        338,108          1,309,077        (779,253)                      867,932

CIGNA Lifetime 20 Fund                     -          4,815             17,048            (577)                       21,286

CIGNA Lifetime 30 Fund                     -          4,030             38,855                                        42,885

CIGNA Lifetime 40 Fund                     -          3,857             13,369                                        17,226

CIGNA Lifetime 50 Fund                     -          1,358             18,623                                        19,981

CIGNA Lifetime 60 Fund                     -          1,999              9,952                                        11,951

Fidelity Equity Income II Fund             -         29,922            265,455         (56,873)                      238,504

Fidelity Contrafund Fund                   -        136,144            713,423        (347,985)                      501,582

Fidelity Magellan Fund                     -          8,165             79,955         (74,126)                       13,994

AIM Aggressive Fund                        -        216,603          1,448,027        (407,016)        287,262     1,544,876

Warburg Pincus Emerging
  Growth Fund                              -         15,715            163,052         (13,298)                      165,469

Twentieth Century Ultra Fund               -         44,703            270,847         (33,516)                      282,034

Contributions Receivable                   -         72,109            248,297                                       320,406

Participant Loans                  1,140,443                                          (110,804)        83,811      1,113,450

                              ---------------     ---------         ----------     -----------      ---------    -------------
Totals                           $23,131,721       $976,734         $5,101,272     ($1,971,508)      $409,504    $27,647,723
                              ===============     =========         ==========     ============     =========    =============



                          See independent accountants' report and
                        accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      For the year ended December 31, 1996

                                          Net appreciation
                                          (depreciation)                     Expenses               Increase    Net assets available
                                           in fair value       Net loan        and      Transfers   (decrease)  for plan benefits at
                               Subtotal     investment         activities   adjustments  in (out)  in net asset   December 31, 1996
                              ----------   ---------------   -------------- ----------- --------- -------------  ------------------

Cash                           $122,452                                                 ($122,452)    ($122,452)            $    -

GIC Fund                      7,620,197                                                (7,620,197)   (7,590,325)                 -

Janus Fund                    3,622,595        $285,825                         ($50)  (3,908,370)  (3,622,595)                 -

Twentieth Century Growth Fund   802,453          51,262                                  (853,715)     (802,453)                 -

Aim Aggressive Fund           3,888,043                                          (50)  (3,887,993)   (3,888,043)                 -

Linder Dividend Fund            354,086         17,083                                   (371,169)     (354,086)                 -

Fidelity Bond Fund              807,670         17,784                                   (825,454)     (799,111)                 -

Berger 100 Fund                 700,446         34,091                                   (734,537)     (700,446)                 -

Schaeffer Value Fund          1,171,880         46,809                                  (1,218,689)  (1,171,880)                 -

Trimble Stock Fund            3,396,325     (1,296,360)          ($26,657)    (2,925)      215,200     (654,304)         2,285,583

CIGNA Fixed Fund                867,932        363,507            (60,242)    (3,594)    7,433,497     8,601,100         8,601,100

CIGNA Lifetime 20 Fund           21,286          1,090                351                    6,492        29,219            29,219

CIGNA Lifetime 30 Fund           42,885          3,422                                      26,360        72,667            72,667

CIGNA Lifetime 40 Fund           17,226          5,170              1,742         (5)       61,623        85,756            85,756

CIGNA Lifetime 50 Fund           19,981          6,845                503         (1)      108,298       135,626           135,626

CIGNA Lifetime 60 Fund           11,951          8,023                (23)                 102,071       122,022           122,022

Fidelity Equity Income II Fund  238,504         90,435               (638)      (616)      616,114       943,799           943,799

Fidelity Contrafund Fund        501,582        902,186            (22,167)      (939)    5,079,586     6,460,248         6,460,248

Fidelity Magellan Fund           13,994         85,897            (15,011)       (39)      852,642       937,483           937,483

AIM Aggressive Fund            1,544,876       291,867            (83,275)      (105)    4,176,068     5,929,431         5,929,431

Warburg Pincus Emerging
  Growth Fund                   165,469           (668)            (9,000)       (20)      107,391       263,172           263,172

Twentieth Century Ultra Fund    282,034        112,808                (79)       102       757,234     1,152,099         1,152,099

Contributions Receivable        320,406                                                                  320,406           320,406

Participant Loans             1,113,450                           214,496                                187,503         1,327,946

                            ------------    -----------        -----------   ---------   ----------  ------------     -------------
Totals                      $27,647,723      $1,027,076               $ -    ($8,242)          $ -    $5,534,836       $28,666,557
                            ============    ===========        ===========   =========   ==========  ============     =============


                     See independent accountants' report and
                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1996

Note 1 - The Plan and its significant accounting policies:

     The following description of the Trimble Navigation (the Company) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1988 by the Company to provide benefits to eligible employees. The Plan covers all employees of the Company who are not covered by a collective bargaining agreement.

     The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company has appointed an Administrative Committee (the Committee) to control the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. Effective January 1996, the Company contracted with Connecticut General Life Insurance Company (CIGNA) to act as third-party administrator and trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Investments -

     Investments of the Plan at December 31, 1997 and 1996 are held by CIGNA and invested in CIGNA general account contract and pooled separate accounts, Fidelity funds, mutual funds and the Company's common stock, based solely upon instructions received from participants.

     The Plan's investments in CIGNA are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported by CIGNA for pooled separate accounts.

Cash and cash equivalents -

     All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Vesting -

     Participants are immediately vested in their salary deferral, rollover contributions, related earnings, and employer's matching contributions.

Income taxes -

     The Plan has not been amended since receiving a favorable determination letter dated November 28, 1995. The Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties -

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Note 2 - Participation and benefits:

 Participant contributions -

     Participants may elect to have the Company contribute a percentage, from 1% to 18%, of their pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants direction and are allocated to funds in 1% increments.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 100% of each eligible participant's contribution up to a maximum of $100 per month and a maximum of $1,200 per year. Contributions for the years ended December 31, 1997 and 1996 were approximately $920,000 and $980,000, respectively.

Participant accounts -

     Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on the participant contributions.

Payment of benefits -

     Upon termination, the participant or beneficiary will receive benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account. The Plan allows for automatic lump sum distribution of participant vested account balances which do not exceed $3,500.

Loans to participants -

     The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Party in interest transactions:

     As allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1997 and 1996 was as follows:

   Date     Number of shares        Fair value          Cost
   ----     ----------------        ----------      ----------
   1997             256,353         $5,614,980      $4,166,188
   1996             198,746         $2,285,583      $3,390,936

Note 4 - Investments:

     The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                   1997                  1996
                                                  ------                ------
   Trimble Stock Fund                           $5,614,980           $2,285,583
   CIGNA:
      Fixed Fund                                 9,459,942            8,601,100
      Lifetime 20 Fund                             169,276               29,219
      Lifetime 30 Fund                             197,858               72,667
      Lifetime 40 Fund                             228,859               85,756
      Lifetime 50 Fund                             185,222              135,626
      Lifetime 60 Fund                              18,265              122,022
   Fidelity Equity Income II Fund                1,783,326              943,799
   Fidelity Contrafund Fund                      8,182,333            6,460,248
   Fidelity Magellan Fund                        1,498,617              937,483
   AIM Aggressive Fund                           7,027,809            5,929,431
   Warburg Pincus Emerging Growth Fund             581,426              263,172
   Twentieth Century Ultra Fund                  1,799,965            1,152,099
   Participant Loans                             1,332,887            1,327,946
                                               -----------          -----------
       Assets held for investment purposes     $38,080,765          $28,346,151
                                               ===========          ===========

Note 5 - Plan termination and/or modification:

     The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                                    FORM 5500

                             SUPPLEMENTAL SCHEDULE G

                                DECEMBER 31, 1997

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN
                                                              E.I.N.: 94-2802192
                                                                     Plan #: 001

       ITEM 27a, PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1997


  (a)                       (b)                                       (c)                           (d)                  (e)
                                                        Description of investment including
           Identity of issue, borrower, lessor,         maturity date, rate of interest,                               Current
                     or similar party                  collateral, par or maturity value            Cost                Value
--------  ----------------------------------------    -------------------------------------    ---------------     ----------------

          CIGNA:
             Fixed Fund                               Pooled separate accounts                     $9,459,942           $9,459,942
             Lifetime 20 Fund                         Pooled separate accounts                        161,011              169,276
             Lifetime 30 Fund                         Pooled separate accounts                        175,236              197,858
             Lifetime 40 Fund                         Pooled separate accounts                        204,716              228,859
             Lifetime 50 Fund                         Pooled separate accounts                        156,195              185,222
             Lifetime 60 Fund                         Pooled separate accounts                         15,853               18,265
          Fidelity Equity Income II Fund              Mutual Fund                                   1,429,876            1,783,326
          Fidelity Contrafund Fund                    Mutual Fund                                   6,078,336            8,182,333
          Fidelity Magellan Fund                      Mutual Fund                                   1,173,789            1,498,617
          AIM Aggressive Fund                         Mutual Fund                                   6,184,583            7,027,809
          Warburg Pincus Emerging Growth Fund         Mutual Fund                                     501,069              581,426
          Twentieth Century Ultra Fund                Mutual Fund                                   1,474,263            1,799,965
   *      Trimble Stock Fund                          Company Stock                                 4,166,188            5,614,980
   *      Participant Loans                           3.25%-13.00%                                                       1,332,887

                                                                                                                   ----------------

          Total assets held for investment
               purposes                                                                                                $38,080,765
                                                                                                                   ================


   *      Parties-in-interest


                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN
                                                              E.I.N.: 94-2802192
                                                                     Plan #: 001

             ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1997




    (a)               (b)                 (c)         (d)        (e)       (f)         (g)              (h)                  (i)
              Description of asset                                       Expense                   Current value
 Identity    (including interest rate                                    incurred                    of asset on
 of party     and maturity in case     Purchase      Selling    Lease     with        Cost of        transaction           Net gain
 involved         of a loan)            price         price     rental  transaction    asset             date              or (loss)
------------- --------------------   ------------   ----------- ------ ------------- ------------- --------------------- -----------

CIGNA         AIM Aggressive Fund       $1,874,343                                       $1,874,343       $1,874,343
CIGNA         AIM Aggressive Fund                      $1,393,334                         1,319,045        1,393,334       $74,289
CIGNA         Fidelity Contrafund Fund   1,426,620                                        1,426,620        1,426,620
CIGNA         Fidelity Contrafund Fund                  1,156,075                           914,276        1,156,075       241,799
CIGNA         Fixed Fund                 2,845,210                                        2,845,210        2,845,210
CIGNA         Fixed Fund                                2,462,029                         2,462,029        2,462,029
CIGNA         Trimble Stock Fund         1,607,822                                        1,607,822        1,607,822
CIGNA         Trimble Stock Fund                          935,557                           832,340          935,557       103,217




                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Trimble Navigation Savings and Retirement Plan of our report dated May 13, 1998, with respect to the financial statements and schedules of the Trimble Navigation Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.




                                               /s/ MOHELER, NIXON & WILLIAMS
                                                   Accountancy Corporation


Campbell, California
May 13, 1998